Exhibit 99.3

Interim condensed consolidated financial statements of Liminal BioSciences Inc.

For the quarter ended March 31, 2022

LIMINAL BIOSCIENCES INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In thousands of Canadian dollars)

	March 31	December 31
	2022	2021

ASSETS
Current assets
Cash	$61,166	$108,490
Accounts receivable	799	1,068
Prepaids	4,007	5,071
Assets held for sale (note 3)	829	—
Total current assets	66,801	114,629

Other long-term assets	423	362
Capital assets	4,571	5,483
Right-of-use assets	1,483	1,609
Intangible assets	3,448	3,516
Deferred tax assets	454	454
Total assets	$77,180	$126,053

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$8,105	$7,343
Current portion of lease liabilities (note 4)	8,341	7,194
Current portion of provisions (note 5)	7,661	3,957
Total current liabilities	24,107	18,494

Long-term portion of lease liabilities (note 4)	14,382	15,277
Long-term portion of provisions (note 5)	13,833	18,238
Warrant liability (note 6)	1,511	1,754
Long-term debt (note 7)	—	38,311
Other long-term liabilities	—	98
Total liabilities	$53,833	$92,172

EQUITY
Share capital (note 8a)	$979,849	$979,849
Contributed surplus (note 8b)	44,728	44,109
Warrants (note 8c)	95,856	95,856
Accumulated other comprehensive loss	(2,999)	(3,010)
Deficit	(1,084,766)	(1,074,167)
Equity attributable to owners of the parent	32,668	42,637
Non-controlling interests	(9,321)	(8,756)
Total equity	$23,347	$33,881
Total liabilities and equity	$77,180	$126,053

Going concern (note 1)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

LIMINAL BIOSCIENCES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of Canadian dollars except for per share amounts)

Quarter ended March 31	2022	2021
Revenues	$—	$210

Expenses
Research and development expenses	4,375	4,884
Administration expenses	4,894	8,137
Loss on foreign exchange	786	173
Finance costs	1,359	1,172
Loss on extinguishment of liabilities (note 7)	212	—
Change in fair value of financial instruments measured at fair value through profit or loss (note 6)	(243)	(154)
Loss from continuing operations, net of taxes of $nil	$(11,383)	$(14,002)

Discontinued operations
Loss on sale of discontinued operations, net of income taxes $nil (note 3)	(600)	—
Income (loss) from discontinued operations, net of taxes of $nil (note 3)	819	(6,847)
Total income (loss) from discontinued operations	219	(6,847)
Net loss	$(11,164)	$(20,849)

Net (loss) income attributable to:
Non-controlling interests in continuing operations	$(565)	$(584)
Owners of the parent
- Continuing operations	(10,818)	(13,418)
- Discontinued operations	219	(6,847)
	$(10,599)	$(20,265)
Net loss	$(11,164)	$(20,849)

Income (Loss) per share attributable to the owners of the parent basic and diluted:
From continuing operations	$(0.35)	$(0.45)
From discontinued operations	0.01	(0.23)
Total loss per share	$(0.34)	$(0.68)
Weighted average number of outstanding shares (in thousands)	31,043	29,944

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

LIMINAL BIOSCIENCES INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Quarter ended March 31	2022	2021
Net loss	$(11,164)	$(20,849)

Other comprehensive (loss) income
Items that may be subsequently reclassified to profit and loss:
Exchange differences on translation of foreign operations from continuing operations	11	22
Exchange differences on translation of foreign operations from discontinued operations	—	(36)
Total other comprehensive income (loss)	$11	$(14)
Total comprehensive loss	$(11,153)	$(20,863)

Total comprehensive income (loss) attributable to:
Non-controlling interests	$(565)	$(584)
Owners of the parent
- Continuing operations	(10,807)	(13,396)
- Discontinued operations	219	(6,883)
Total comprehensive loss	$(11,153)	$(20,863)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

LIMINAL BIOSCIENCES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of Canadian dollars)

	Equity (deficiency) attributable to owners of the parent
	Share capital	Contributed surplus	Warrants	Foreign currency translation reserve	Deficit	Total	Non- controlling interests	Total equity (deficiency)
	$	$	$	$	$	$	$	$
Balance at January 1, 2021	977,261	39,877	95,856	(2,846)	(1,087,049)	23,099	(8,087)	15,012
Net loss	—	—	—	—	(20,265)	(20,265)	(584)	(20,849)
Foreign currency translation reserve	—	—	—	(14)	—	(14)	—	(14)
Share-based payments expense (note 8b)	—	909	—	—	—	909	—	909
Share-based compensation paid in cash (note 8b)	—	(21)	—	—	—	(21)	—	(21)
Balance at March 31, 2021	977,261	40,765	95,856	(2,860)	(1,107,314)	3,708	(8,671)	(4,963)
Balance at January 1, 2022	979,849	44,109	95,856	(3,010)	(1,074,167)	42,637	(8,756)	33,881
Net loss	—	—	—	—	(10,599)	(10,599)	(565)	(11,164)
Foreign currency translation reserve	—	—	—	11	—	11	—	11
Share-based payments expense (note 8b)	—	619	—	—	—	619	—	619
Balance at March 31, 2022	979,849	44,728	95,856	(2,999)	(1,084,766)	32,668	(9,321)	23,347

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

LIMINAL BIOSCIENCES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of Canadian dollars)

Quarter ended March 31	2022	2021
Cash flows (used in) from operating activities
Net loss from continuing operations during the period	$(11,383)	$(14,002)
Net income (loss) from discontinued operations during the year	219	(6,847)

Adjustments to reconcile net loss to cash flows used in operating activities:
Finance costs and foreign exchange	1,686	2,404
Loss from disposition of capital and intangible assets	—	5
Loss on sale of discontinued operations (note 3)	600	—
Change in fair value of financial instruments measured at fair value through profit or loss (note 6)	(243)	(154)
Loss on extinguishment of liabilities (note 7)	212	—
Provision expense (note 5)	(955)	—
Share-based payments expense (note 8b)	619	888
Depreciation of capital assets	90	589
Depreciation of right-of-use assets	126	416
Amortization of intangible assets	71	289
	(8,958)	(16,412)
Change in non-cash working capital items	1,913	(4,562)
	$(7,045)	$(20,974)
Cash flows used in financing activities
Repayment of principal on long-term debt (note 7)	(39,123)	—
Repayment of interest on long-term debt (note 7)	—	(973)
Payments of principal on lease liabilities (note 4)	(187)	(792)
Payment of interest on lease liabilities (note 4)	(63)	(264)
Debt, share and warrants issuance and repayment costs	(41)	(135)
	$(39,414)	$(2,164)
Cash flows (used in) from investing activities
Additions to capital assets	(5)	(140)
Additions to intangible assets	(3)	(140)
Proceeds from disposal of capital assets	—	29
Interest received	67	23
	$59	$(228)

Net change in cash during the period	(46,400)	(23,366)
Net effect of currency exchange rate on cash	(924)	(145)
Cash, beginning of period	108,490	45,075
Cash, end of the period	$61,166	$21,564

Cash flows from discontinued operations presented in note 3.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

LIMINAL BIOSCIENCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

March 31, 2022

(In thousands of Canadian dollars, except for per share amounts)

1. Nature of operations and going concern

Liminal BioSciences Inc., or Liminal, or the Company, is incorporated under the Canada Business Corporations Act and is a publicly traded clinical stage biopharmaceutical company (Nasdaq symbol: LMNL) focused on developing distinctive novel small molecule therapeutics for inflammatory, fibrotic and metabolic diseases using its drug discovery platform and data driven approach. The Company's lead small molecule product candidate, fezagepras, has completed a Phase 1 multi-ascending dose, or MAD, clinical trial and it anticipates conducting a comparative Phase 1a single ascending dose clinical trial to provide comparative data to support its development plan commencing in the second quarter of 2022. In addition, the Company is currently developing a selective G‑protein-coupled receptor 84, or GPR84 antagonist candidate and an oral, selective OXER1 antagonist candidate. The GPR84 and OXER1 antagonist programs are currently at the preclinical stage.

The Company’s registered office is located at 231 Dundas Street East, Belleville, Ontario, K8N 1E2 and its principal executive office is located at 440, Boul. Armand-Frappier, suite 300, Laval, Québec, Canada, H7V 4B4. Liminal has active business operations in Canada and the United Kingdom.

Structured Alpha LP, or SALP, is Liminal’s majority and controlling shareholder and is considered Liminal’s parent entity for accounting purposes. Thomvest Asset Management Ltd., or Thomvest, is the general partner of SALP and the ultimate controlling parent, for accounting purposes, of Liminal is The 2003 TIL Settlement.

The interim condensed consolidated financial statements for the quarter ended March 31, 2022, or interim financial statements, are presented in Canadian dollars, $ or CAD, and have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting standards Board, or IASB, on a going concern basis, which presumes the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business.

During the quarter ended March 31, 2022, the Company incurred a net loss from continuing operations of $11.4 million ($14.0 million for the quarter ended March 31, 2021) and had negative operating cash flows, including continuing and discontinued operations, of $7.0 million ($21.0 million for the quarter ended March 31, 2021). At March 31, 2022, the Company had an accumulated deficit of $1,084.8 million ($1,074.2 million at December 31, 2021) and a working capital of $42.7 million ($96.1 million at December 31, 2021).

Liminal’s main activities continue to be related to the preclinical and clinical stages of small molecule drug development, and the Company’s cash runway is dependent on the research programs currently underway, the pace of their progression and their outcome, as well as those planned to be undertaken in the short term. As such, there is always a degree of uncertainty in regards to the outcome or cost of those programs. The cash runway is also dependent on decisions the Company makes in terms of managing its capital, including raising capital through the issuance of debt and equity or repaying financial obligations before their maturity, and the Company's ability to conclude such financing transactions at an acceptable cost. The need to complete multiple financing transactions in the future is likely to continue until the Company can generate sufficient product revenues to finance its cash requirements. Management may revert to a variety of sources for financing future cash needs including public or private equity offerings, debt financings, strategic collaborations, alliances and licensing arrangements, grant funding or other sources.

Despite the Company’s efforts to obtain the necessary funding and improve profitability of its operations, there can be no assurance of its success in doing so, especially with respect to its access to further funding on acceptable terms, if at all.

LIMINAL BIOSCIENCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

March 31, 2022

(In thousands of Canadian dollars, except for per share amounts)

These circumstances indicate the existence of a material uncertainty that may cast substantial doubt about the Company’s ability to continue as a going concern. If the Company is unable to secure additional capital, it may be required to curtail its research and development initiatives and take additional measures to reduce costs in order to conserve its cash in amounts sufficient to sustain operations and meet its obligations. These measures could cause significant delays in the Company’s preclinical, clinical and regulatory efforts, which are critical to the realization of its business plan. These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

2. Material accounting policies

a) Accounting framework

These interim financial statements have been prepared in accordance with IAS 34, Interim financial reporting. Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with IFRS, have been omitted or condensed. These interim financial statements should therefore be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2021, which have been prepared in accordance with IFRS and can be found at www.sec.gov/edgar and at www.sedar.com.

These interim financial statements were approved for issue on May 9, 2022 by the Company’s Audit, Risk and Finance committee as delegated by the Board of Directors.

b) New standards and interpretations adopted

The accounting policies used in our interim financial statements are consistent with those we applied in our December 31, 2021 audited annual consolidated financial statements except for the adoption of the following amendments on January 1, 2022.

Amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets (IAS 37) - IAS 37 has been revised to specify which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous. The adoption of these amendments had no impact on the computation of our provision.

Amendment to IFRS 9 Financial Instruments (IFRS 9) - IFRS 9 has been revised to clarify the fees an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. The adoption of the amendment had no impact on the interim financial statements and will be applied to financial liabilities that are modified after the date of adoption.

c) New standards and interpretations not yet adopted

The IFRS accounting standards, amendments, and interpretations that the Company reasonably expects may have a material impact on the disclosures, the financial position or results of operations of the Company when applied at a future date are as follows:

Amendments to IAS 8, Accounting policies, Changes in Accounting Estimates and Errors (IAS 8) - The amendments to IAS 8 introduce a definition of accounting estimates and provide clarifications to distinguish accounting policies from accounting estimates. The amendments are applicable retrospectively and are effective for annual reporting periods beginning on or after January 1, 2023 with earlier application permitted.

LIMINAL BIOSCIENCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

March 31, 2022

(In thousands of Canadian dollars, except for per share amounts)

Amendments to IAS 1, Presentation of Financial Statements (IAS 1) - IAS 1 has been revised to clarify how to classify debt and other liabilities as current or non-current. The amendments help to determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments also include clarifying the classification requirements for debt an entity might settle by converting it into equity. The amendments are applicable retrospectively and are effective for annual reporting periods beginning on or after January 1, 2023 with earlier application permitted.

Amendments to IAS 12, Income taxes (IAS 12) - The amendments to IAS 12 clarify the accounting for deferred tax assets or liabilities arising from a single transaction such as leases, namely that the scope of the recognition exemption no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 with earlier application permitted.

The Company is evaluating the impact of the amendments to IAS 8, IAS 1 and IAS 12 on its consolidated financial statements.

d) Significant accounting judgements and estimation uncertainty

The preparation of these interim financial statements requires the use of judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the accompanying disclosures. The uncertainty that is often inherent in estimates and assumptions could result in material adjustments to assets or liabilities affected in future periods. The significant judgments made and critical accounting estimates applied by us and disclosed in the consolidated financial statements for the year ended December 31, 2021, remain unchanged.

3. Discontinued operations

The Company entered into various agreements, including two share purchase agreement(s), or SPA(s), in 2021 for the sale of businesses and assets that were no longer part of its core strategy and continues to take steps towards the divestment of non-core assets and the settlement of liabilities that were not disposed of in 2021.

Discontinued operations for the periods presented in the interim financial statements comprise the revenues and expenses of operations and the gains and transaction expenses related thereto, for the following activities and assets:

•
four subsidiaries namely Prometic Plasma Resources Inc. (PPR), Prometic Plasma Resources USA Inc. (PPR USA), Prometic Bioproduction Inc. (PBP) and Prometic Biotherapeutics Inc. (PBT), which were formerly part of the plasma-derived therapeutics segment and which were sold, together with the Priority Review Voucher (PRV), in a series of transactions in 2021, and another subsidiary, Prometic Biotherapeutics Ltd, also part of the same segment, which operations have ceased; and
•
the operating costs of the Labrosse facility, located in Pointe-Claire, Québec.

LIMINAL BIOSCIENCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

March 31, 2022

(In thousands of Canadian dollars, except for per share amounts)

All amounts relating to the activities above have been presented as discontinued operations in the current and prior periods. More specifically, we have restated the prior periods to remove the impact of those operations from all lines in the financial statements (revenues, cost of sales and production cost, R&D and administration, selling and marketing being the lines most impacted) and have reclassified those results to the income (loss) from discontinued operations lines in the interim financial statements. The proceeds and expenses pertaining to the sale of the businesses and assets are included as part of the gain on sale of discontinued operations.

The sale of PPR and PPR USA, the plasma collection centers, to Kedrion S.p.A, or Kedrion, closed on May 21, 2021. Concurrently with the closing of this transaction, the Company entered into an option agreement, or Option, which granted Kedrion the right to acquire the Ryplazim® business by June 15, 2021 which was subsequently extended to June 22, 2021. The SPA for the Ryplazim® business was signed on June 2, 2021, with the sale of PBP subsequently closing on July 9, 2021. Between the original expiry date of the Option and the sale of PBP, the Company received additional proceeds compensating the Company for the extension of the Option and the operating costs of PBP until that date. On August 6, 2021, PBT entered into a definitive agreement for the sale of the PRV for proceeds of USD 105 million. The sale of the PRV closed on September 28, 2021 with Liminal receiving $130,966 (net of selling costs of $1,891). The sale of PBT closed on October 15, 2021.

As part of the SPAs signed with Kedrion, the Company may be required to indemnify the buyer if certain events occur following the closing of each sale transactions, subject to contractual limitations on such indemnifications. Estimates of potential payments and actual payments, if any, are/will be recorded against the gain on sale of discontinued operations, in the period an indemnification obligation becomes known.

During the quarter ended March 31, 2022, the Labrosse plant, formerly part of the plasma-derived therapeutics segment and previously classified as property, plant and equipment, met the criteria to be classified as held for sale, and is presented as such in the consolidated statement of financial position at March 31, 2022.

Gain on sale of discontinued operations

During the quarter ended March 31, 2022, the Company recorded an indemnification adjustment expense of $600, upon the resolution of a disputed research and development tax credit claim with a taxation authority, while in the quarter ended March 31, 2021, there was no gain on sale since the transactions only started during the quarter ended June 30, 2021. The details of the gain on sale of discontinued operations during the quarter ended March 31, 2022 and 2021 are provided in the table below.

LIMINAL BIOSCIENCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

March 31, 2022

(In thousands of Canadian dollars, except for per share amounts)

Results and cash flows from discontinued operations

The net loss from discontinued operations for the quarter ended March 31, 2022 and 2021 are presented below:

	March 31, 2022	March 31, 2021
Revenues	$7	$526

Expenses
Cost of sales and other production expenses	—	706
Research and development expenses 1)	(812)	4,363
Administration expenses	—	1,095
Gain on foreign exchange	—	(134)
Finance costs	—	1,343
Income (loss) from discontinued operations, net of income taxes of $nil	$819	$(6,847)

1) Expense (income) recognized in regards to an agreement with a contract development and manufacturing organization, or CDMO, which is accounted for in part as a lease (note 4) and an onerous contract (note 5), due to changes to the discounted value caused by increases in the annual inflation rate that exceed 3% and variations in the discount rates.

The consolidated statements of cash flows for the quarter ended March 31, 2022 and 2021 were not restated to present the cash flows from the discontinued operations separately as the Company selected to provide this information in the present note. The cash flows from the discontinued operations and the gain on sale of discontinued operations for the quarter ended March 31, 2022 and 2021 are presented in the following table:

	March 31, 2022	March 31, 2021
Cash flows from operating activities 1)	$—	$581
Cash flows used in financing activities	—	(818)
Cash flows used in investing activities	—	(60)
Net effect of currency exchange rate on cash	—	(6)
Cash flows generated during the period	$—	$(303)

1) When compiling the cash flows from discontinued operations which include only certain entities from the Liminal group of companies, intra-group cash transfers between entities in the discontinued operations group and those part of continuing activities, for example the funding provided by Liminal to the discontinued operations, have been classified as part of the operating activities cash flows.

4. Lease liabilities

The transactions affecting the lease liabilities during the quarter ended March 31, 2022 were as follows:

Balance at January 1, 2022	$22,471
Interest expense	401
Payments	(250)
Lease modification and other remeasurements	225
Effect of foreign exchange differences	(124)
Balance at March 31, 2022	$22,723
Less current portion of lease liabilities	(8,341)
Long-term portion of lease liabilities	$14,382

LIMINAL BIOSCIENCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

March 31, 2022

(In thousands of Canadian dollars, except for per share amounts)

5. Provisions

The transactions affecting the provisions during the quarter ended March 31, 2022 were as follows:

Balance at January 1, 2022	$22,195
Decrease to provisions during the period	(955)
Effect of foreign exchange difference	123
Interest expense	131
Balance at March 31, 2022	$21,494
Less current portion of provisions	(7,661)
Long-term portion of provisions	$13,833

6. Warrant liability

As part of the consideration for the private placement completed on November 3, 2020 where SALP and another investor participated equally, and the subsequent amendment to this private placement agreement on November 25, 2020, the Company issued a total of 7,894,734 warrants that expire on November 3, 2025. Both of these issuances combined are referred to as the November 2020 warrants. Each warrant can be exercised to acquire one common share at an exercise price initially set at USD 5.50 and that can be reduced if equity financings are completed at a lower price before its expiry. The November 2020 warrants do not meet the definition of an equity instrument since the exercise price is denominated in USD which is different than the functional currency of Liminal which is CAD. Consequently, they are accounted for as a financial instrument, presented as a warrant liability in the consolidated statement of financial position and carried at fair value through profit or loss.

The fair value of the November 2020 warrants was $1,511 and $1,754 at March 31, 2022 and December 31, 2021, respectively. The fair value for the November 2020 warrants held by SALP was $756 and $877 on those same dates. A gain of $243, resulting from the change in fair value of the November 2020 warrants during the quarter ended March 31, 2022, was recognized in the consolidated statement of operations.

The fair value of the November 2020 warrants on the various dates discussed above was calculated using a Black-Scholes option pricing model in a Monte Carlo simulation in order to evaluate the downward adjustment mechanism to the exercise price. The assumptions used at the different valuation dates are provided in the table below:

	March 31,	December 31,
	2022	2021
Underlying common share fair value (in USD)	$0.99	$1.09
Remaining life until expiry	3.6	3.8
Volatility	55.0%	56.0%
Risk-free interest rate	2.52%	1.13%
Expected dividend rate	—	—
Fair value of a warrant calculated using a Black-Sholes pricing model (in USD)	$0.05	$0.08
Fair value of exercise price adjustment mechanism (in USD)	$0.16	$0.16
Illiquidity discount	26.0%	28.0%
Fair value of a warrant (in USD)	$0.15	$0.18
Fair value of a warrant (in CAD)	$0.19	$0.22

LIMINAL BIOSCIENCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

March 31, 2022

(In thousands of Canadian dollars, except for per share amounts)

7. Long-term debt

Balance at January 1, 2022	$38,311
Stated and accreted interest	520
Repayment of principal and interest	(39,123)
Loss on extinguishments of liabilities	292
Balance at March 31, 2022	$—

On February 15, 2022, the Company settled the entirety of the first and second term loans, representing an aggregate principal amount of $39,123 and the stated interest accrued of $484, for an amount of $39,123, thus terminating the consolidated loan agreement with SALP and releasing the security interests granted by the Company over its assets pursuant to the loan agreement and related documents. The difference between the carrying amount of the loans extinguished and the cash payment of $292 was recorded as a loss on extinguishment of liabilities. The Company incurred $40 in legal fees in relation to this transaction, which were recorded against the loss on extinguishment of liabilities.

The repayment also terminated the royalty stream agreement with SALP resulting in the derecognition of the royalty payment obligation to SALP included in other long-term liabilities and the recognition of a gain on extinguishment of liabilities of $120.

In concurrence with the repayment, the 168,735 warrants held by SALP and having an exercise price of $15.21 per common share (note 8c) were cancelled.

8. Share capital and other equity instruments

a) Share capital

Authorized and without par value

Common shares: unlimited number authorized, participating, carrying one vote per share, entitled to dividends.

Preferred shares: unlimited number authorized, issuable in one or more series.

-
Series A preferred shares: unlimited number authorized, no par value, non-voting, ranking in priority to the common shares, entitled to the same dividends as the common shares, non-transferable, redeemable at the redemption amount offered for the common shares upon a change in control event.

There were no changes in the issued and outstanding common shares during the quarters ended March 31, 2022 and 2021. At March 31, 2022 and 2021, the number of common shares outstanding were as follows:

	March 31, 2022		March 31, 2021
	Number	Amount	Number	Amount
Balance - end of period	31,042,560	$979,849	29,943,839	$977,261

LIMINAL BIOSCIENCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

March 31, 2022

(In thousands of Canadian dollars, except for per share amounts)

b) Contributed surplus (Share-based payments)

Stock options

For stock options having a CAD exercise price, the changes in the number of stock options outstanding during the quarters ended March 31, 2022 and 2021 were as follows:

	March 31, 2022		March 31, 2021
		Weighted		Weighted
		average		average
		exercise price		exercise price
	Number	($)	Number	($)
Balance - beginning of period	1,027,778	$21.39	2,485,555	$18.70
Forfeited	—	—	(937,496)	15.58
Expired	(20)	2,220.00	—	—
Balance - end of period	1,027,758	21.35	1,548,059	$20.59

For options having a USD exercise price, the changes in the number of stock options outstanding during the quarters ended March 31, 2022 and 2021 were as follows:

	March 31, 2022		March 31, 2021
		Weighted		Weighted
		average		average
		exercise price		exercise price
	Number	(USD)	Number	(USD)
Balance - beginning of period	749,000	$3.49	305,000	$4.70
Granted	165,000	1.02	40,000	5.34
Balance - end of period	914,000	$3.04	345,000	$4.77

2022
In March 2022, there were two option grants issued of which 115,000 stock options, having an exercise price of USD 1.02 and vesting over a period of up to four years, were issued to executives and 50,000 stock options, having an exercise price of USD 1.02 and vesting over a period of up to four years, were issued to a member of the Board of Directors.

2021

In January 2021, 40,000 stock options having an exercise price of USD 5.34, of which 20,000 stock options vested immediately and the remaining stock options vest over a period up to one year, were issued to a member of the Board of Directors.

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options at the date of grant. The weighted average inputs into the model and the resulting grant date fair values during the quarters ended March 31, 2022 and 2021 were as follows:

	March 31,	March 31,
	2022	2021
Expected dividend rate	—	—
Expected volatility of share price	115.5%	114.8%
Risk-free interest rate	2.48%	0.7%
Expected life in years	6.8	6.5
Weighted average grant date fair value	$1.13	$5.81

LIMINAL BIOSCIENCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

March 31, 2022

(In thousands of Canadian dollars, except for per share amounts)

At March 31, 2022, stock options issued and outstanding denominated in CAD and USD by range of exercise price are as follows:

		Weighted average	Weighted		Weighted
Range of exercise		remaining	average		average
price for stock option	Number	contractual life	exercise price	Number	exercise price
issued in CAD	outstanding	(in years)	($)	exercisable	($)
$11.99-$14.06	171,650	8.1	$13.70	103,216	$13.68
$15.21	800,778	7.2	15.21	550,786	15.21
$15.22-$2,190.00	55,330	7.1	133.86	55,001	130.05
	1,027,758	7.3	$21.35	709,003	$23.90
		Weighted average	Weighted		Weighted
Range of exercise		remaining	average		average
price for stock option	Number	contractual life	exercise price	Number	exercise price
issued in USD	outstanding	(in years)	(USD)	exercisable	(USD)
$1.02 - $2.17	514,000	9.7	$1.80	—	$—
$3.93-$5.34	380,000	8.8	4.31	237,500	4.40
$10.80	20,000	8.5	10.80	8,333	10.80
	914,000	9.3	$3.04	245,833	$4.61

A share-based payment compensation expense of $619 was recorded for the stock options for the quarter ended March 31, 2022 ($909 for the quarter ended March 31, 2021).

Restricted share units (RSU)

Changes in the number of RSU outstanding during the quarters ended March 31, 2022 and 2021 were as follows:

	March 31,	March 31,
	2022	2021
Balance - beginning of period	—	4,216
Forfeited	—	(24)
Balance - end of period	—	4,192

Share-based payments expense

The total share-based payments compensation expense, comprising the above-mentioned expenses for stock options and RSU, has been included in the consolidated statements of operations for the quarters ended March 31, 2022 and 2021 as indicated in the following table:

Quarter ended March 31	2022	2021
Administration expenses	$352	$974
Research and development expenses	267	382
Loss from discontinued operations	—	(447)
	$619	$909

LIMINAL BIOSCIENCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

March 31, 2022

(In thousands of Canadian dollars, except for per share amounts)

c) Warrants

The following table presents the number of warrants outstanding with an exercise price in CAD during the quarters ended March 31, 2022 and 2021:

	March 31, 2022		March 31, 2021
		Weighted		Weighted
		average		average
		exercise price		exercise price
	Number	($)	Number	($)
Balance of warrants - beginning of period	172,735	$84.33	172,735	$84.33
Cancelled (note 7)	(168,735)	15.21	—	—
Balance of warrants - end of period	4,000	$3,000.00	172,735	$84.33

There were no changes in the number of warrants having a USD exercise price during the quarter ended March 31, 2022 and 2021. These are the same warrants presented as a warrant liability (note 6) and they are listed here with the warrants classified as equity instruments, simply so the readers may see all the warrants outstanding together. At March 31, 2022, the number of warrants outstanding by exercise price were as follows:

	March 31, 2022
		Weighted
		average
		exercise price
	Number	(USD)
Balance of warrants - end of period	7,894,734	$5.50

The 7,894,734 warrants shown in the table above, are those accounted for as a warrant liability (note 6) and are included in this note in order that all the outstanding warrants are presented in aggregate in the tables above.

The warrants outstanding at March 31, 2022, their exercise price in CAD or in USD, expiry rate and the overall weighted average exercise price in both currencies are as follows:

	Number	Expiry date	Exercise price (CAD)
Warrants outstanding with an exercise price in CAD	4,000	January 2023	$3,000.00
	Number	Expiry date	Exercise price (USD)
Warrants outstanding with an exercise price in USD	7,894,734	November 2025	$5.50

On February 15, 2022, the 168,735 warrants having an exercise price of $15.21 were cancelled (note 7).

LIMINAL BIOSCIENCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

March 31, 2022

(In thousands of Canadian dollars, except for per share amounts)

9. Related party transactions

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Company and other related parties are disclosed below and in other notes according to the nature of the transactions. These transactions have been recorded at the exchange amount, meaning the amount agreed to between the parties.

At March 31, 2022, a former CEO had a balance of $266 ($283 at December 31, 2021), owing to the Company under a tax equalization program, the amounts to be repaid once a refund is received from the taxation authority for each of the two years covered by the program.

All material transactions with SALP are disclosed in notes 6 and 7 where the particular transactions are disclosed, and otherwise in this note.

During the quarter ended March 31, 2022, the Company also recorded legal expenses of $159 ($nil for the quarter ended March 31, 2021), incurred by SALP and is required to be reimbursed by the Company pursuant to the subscription agreement signed with SALP on April 14, 2019. On October 1, 2021, the Company entered into a forbearance agreement with SALP and Thomvest to forbear the reimbursement of such legal fees incurred between October 1, 2021 and June 30, 2022, until the latter date. At March 31, 2022, the amount owing to SALP for legal fees is $303.